UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Atwood Oceanic Inc.
 (Name of Issuer)
Common Stock, par value $1.00 per share
 (Title of Class of Securities)
050095108
 (CUSIP Number)
Mr. Chris Bell
OxAM House
6 George Street
Oxford
United Kingdom
OX1 2BW
+44 1865 248 248
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
(Page 1 of 6 Pages)
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 050095108	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
OxFORD ASSET MANAGEMENT LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No: 050095108	Page 3 of 6 Pages

Item 1.                    Security and Issuer

This amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 21, 2017 (the “Original Schedule 13D”) and is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the common stock, par value $1.00 per share (the “Shares”), of Atwood Oceanics Inc. (the “Issuer”), whose principal executive offices are located at 15011 Katy Freeway, Suite 800, Houston, Texas, TX 77094.  This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Person.

Item 2.                    Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a-c,f)  This Schedule 13D is filed on behalf of OxFORD Asset Management LLP (“OxFORD” or the “Reporting Person”).

This Schedule 13D relates to Shares held for the account of OxAM Quant Fund Limited, a Cayman Islands exempted company (“OxAM”).  OxAM has in place an Investment Advisory Agreement with OxFORD, pursuant to which Oxford serves as the investment adviser to OxAM.  In such capacity, OxFORD may be deemed to exercise the voting and dispositive power over the Shares held for the account of OxAM.

The address of the principal business office of OxFORD is OxAM House, 6 George Street, Oxford, United Kingdom, OX1 2BW.  OxFORD is a limited liability partnership incorporated in England and Wales.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 6, 2017, pursuant to the Agreement and Plan of Merger, dated as of May 29, 2017 (the “Merger Agreement”), by and among the Issuer, Ensco plc, a public limited company organized under the laws of England and Wales (“Ensco”), and Echo Merger Sub LLC, a Texas limited liability company (“Merger Sub”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing to survive as a wholly owned subsidiary of Ensco.  In connection with the Merger, each outstanding Share was converted into the right to receive 1.60 Ensco Class A ordinary shares, nominal value $0.10 per share.  As a result of the Merger, the Reporting Person no longer may be deemed to beneficially own any Shares.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is on file with the Securities and Exchange Commission as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 30, 2017.

SCHEDULE 13D

Page 4 of 6 Pages

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b) As of October 6, 2017, and the date hereof, the Reporting Person no longer may be deemed to beneficially own any Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Person since the filing of the Original Schedule 13D is set forth in Exhibit B hereto and is incorporated herein by reference.

(d) OxAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) On October 6, 2017 the Reporting Person ceased to be the beneficial owner of more than five percent of Shares.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.                    Material to be Filed as Exhibits.

Exhibit B:     Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OxFORD Asset Management LLP

By: /s/ Richard Blastland
Name: Richard Blastland
Title: Chief Financial Officer

October 11, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 6 of 6 Pages

EXHIBIT B
SCHEDULE OF TRANSACTIONS

Transaction Date	Transaction	Quantity	Consideration Received per Share
05-OCT-17	SELL (1)	520,000	9.5538
06-OCT-2017	DISPOSITION (2)	3,759,024	(2)

(1)	This transaction was effected by the Reporting Person in the open market, through a broker, for the account of OxAM.
(2)
This transaction resulted from the Merger (as defined in Item 4 of this Amendment No.1).  In connection with Merger, each outstanding Share was converted into the right to receive 1.60 Ensco Class A ordinary shares, nominal value $0.10 per share.